
September 30, 2020

Jeff Vigil
Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, CO 80112

>   **Re: Westwater Resources, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 25, 2020**
>   **File No. 333-249059**

Dear Mr. Vigil:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: David Crandall